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ANNUAL REPORTS
FORM X-17A-5
PART III ☆

SEC FILE NUMBER

8-67788

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 _____ AND ENDING 12/31/2023 _____
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: STARWOOD CAPITAL LLC

TYPE OF REGISTRANT (check all applicable boxes): ~~SEC Mail Processing~~

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer   ~~MAR 01 2024~~

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

591 WEST PUTNAM AVENUE   ~~Washington, DC~~

(No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CHARLES BOULIER	(203) 422-8144	cboulier@Starwood.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DELOITTE & TOUCHE LLP

(Name – if individual, state last, first, and middle name)

30 ROCKEFELLER PLAZA	NEW YORK	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003		34	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MATTHEW GUTTIN _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of STARWOOD CAPITAL LLC _____, as of 12/31 _____, 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Deborah McKeown-Mirra
Notary Public, State of Connecticut
My Commission Expires 08/31/2028

Signature

Title:
Chief Compliance Officer

Deborah McKeown-Mirra
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Starwood Capital, LLC
Greenwich, CT

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Starwood Capital, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2024

We have served as the Company's auditor since 2018.

STARWOOD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

Assets

Cash	$	5,229,582
Accounts receivable - related party, net		3,902,098
Due from affiliates - shareholder servicing fee		3,958,010
Prepaid expenses		44,461
Right of use operating lease assets		425,235
Total assets	$	13,559,386

Liabilities and Member's Equity

Accrued compensation	$	3,763,407
Shareholder servicing fee payable		4,047,952
Accounts payable and accrued expenses		127,883
Operating lease liabilities		457,116
Total liabilities		8,396,358

Commitments

Member's Equity

Member's equity		5,163,028
Total liabilities and member's equity	$	13,559,386

See Notes to Statement of Financial Condition

STARWOOD CAPITAL, LLC

Notes to Statement of Financial Condition
December 31, 2023

Note 1.   Nature of Business and Significant Accounting Policies

Nature of business: Starwood Capital, LLC, (the "Company"), was incorporated in the state of Delaware on August 1, 2007. The Company is registered as a broker-dealer with the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Agency ("FINRA") on July 24, 2008. The Company's revenue is derived from fees associated with fundraising activities for affiliated private equity funds that focus primarily on investments in real estate, and are based on expenses incurred by the Company. Starwood Capital Group Holdings, LP ("Holdings"), solely owns the Company.

The Company serves as a dealer manager for Starwood Real Estate Income Trust, Inc. ("SREIT"), a U.S. Securities and Exchange Commission ("SEC") registered Real Estate Investment Trust ("REIT"), with an offering (the "Offering") of up to $18,000,000,000 in shares of common stock.

A summary of the Company's significant accounting policies follow:

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash: Cash is comprised of cash in two checking accounts and one payroll account. From time to time, the Company's account balances held at a financial institution exceed Federal Deposit Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to the balance on deposit in excess of FDIC insurance coverage. The Company believes that the risk of loss is not significant.

Fixed assets: Fixed assets consist of ownership interests in leasehold improvements, furniture and fixtures, and computer equipment and are recorded at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the shorter of the assets' estimated useful lives of 5 years for furniture and fixtures, and 3-5 years for computer equipment, or the term of the lease. As of December 31, 2023, the Company has fully depreciated all remaining fixed assets.

Income taxes: The Company is organized as a Limited Liability Corporation and any income or loss flows through to the member of the Company. The financial statements therefore, do not include a provision for income taxes.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements: In November 2023, the FASB issued ASU 2023-07, " Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." The amendments in this Update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments in this Update shall be applied retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. This update does not change how operating segments are identified or aggregated, or how quantitative thresholds are applied to determine the reportable segments. Further, management has determined that the Company has one operating and reportable segment.

Note 2.   Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be

STARWOOD CAPITAL, LLC

Notes to Statement of Financial Condition
December 31, 2023

withdrawn or member distributions made if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $1,216,469, which is $685,061 in excess of its required net capital of $531,408, and a ratio of aggregate indebtedness of 655.27%. The Company does not hold or handle customers cash or securities. Therefore, the Company has no obligations under SEC Rule 15c3-3.

Note 3.   Related Party Transactions

The Company rents its Connecticut office under a sublease with Starwood Headquarters, L.L.C. under a sublease with Starwood Capital Operations, L.L.C., which is an affiliated entity (See Note 6).

The Company is allocated a portion of shared general and administrative expenses under an Expense Allocation Agreement ("2009 Agreement") with Starwood Capital Operations, L.L.C. dated November 12, 2009. Under the 2009 Agreement, personnel costs and shared office expenses are allocated based upon allocation percentages as specified in the 2009 Agreement.

The Company is allocated a portion of additional shared general and administrative expenses under an Administrative Services Agreement ("2018 Agreement") with Starwood Capital Operations, L.L.C. dated August 14, 2018. Under the 2018 Agreement, personnel costs and shared office expenses are allocated based upon headcount as specified in the 2018 Agreement.

The Company recorded $3,958,010 as due from affiliates as of December 31, 2023 related to accrued shareholder service fees. This amount was received in January 2024.

The Company recorded an accounts receivable – related party of $4,400,113 related to this revenue as of December 31, 2023, offset by an accounts payable – related party of $498,015 related to certain expenses paid on behalf of the Company by Starwood Capital Group Management, LLC. The net amount is $3,902,098 seen within accounts receivable – related party, net on the Statement of Financial Condition.

Note 4.   Fixed Assets

At December 31, 2023, fixed assets consisted of the following:

Fixed Assets

Furniture & fixtures	$	108,345
Computer equipment		148,786
		257,131
Accumulated depreciation		(257,131)
Fixed assets, net	$	-

Note 5.   Income Taxes

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is no longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2020. Management has determined that there are no material uncertain tax positions.

STARWOOD CAPITAL, LLC

Notes to Statement of Financial Condition
December 31, 2023

Note 6.   Leases

The Company leases office space from a related company, in Greenwich, Connecticut ("CT"), under a sublease expiring July 2027. The Company leases additional office space in Arlington, Virginia ("VA") effective December 2017 under a lease expiring September 2025. The aggregate minimum future payments under the leases are as follows:

	TOTAL		CT		VA
2024	242,737		18,162		224,575
2025	191,141		18,655		172,486
2026	19,440		19,440		-
2027	11,536		11,536		-
Aggregate minimum future payments	$ 464,854	$	67,793	$	397,061
Present value adjustment	(7,738)				
Lease liabilities	$ 457,116				

In 2018, a letter of credit facility in the amount of $73,934 was extended by a major financial institution to an affiliate of the Company, Starwood Capital Group Operations, LLC, to satisfy the security deposit requirement of the Virginia office lease.

Note 7.   Subsequent Events

The Company has performed an evaluation of subsequent events through February 28, 2024, the date that these financial statements were available to be issued, and there are no subsequent events that would require adjustments to or disclosure in the financial statements.